[LETTERHEAD OF WESTERN RESOURCES]



                                                   June 9, 2000



Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Western Resources, Inc. -- Amendment No. 3 to Form
               U-1 Application-Declaration (File No. 70-9665)

Ladies and Gentlemen:

     Western Resources, Inc. ("WRI"), the parent of Westar Generating II, Inc. ("WGII"), has elected to own and operate the utility assets at issue in the above-referenced matter through its existing utility operations rather than through a subsidiary. As a result, WGII will not be a public utility company within the meaning of the Public Utility Holding Company Act of 1935 and the request for approval of File No. 70-9665 is moot. Accordingly, WRI hereby requests that the application-declaration filed in connection with the above-referenced file be withdrawn. This letter should be considered Amendment No. 3 in such file.

                                                   Very truly yours,

                                                   WESTERN RESOURCES, INC.

                                                   By:  /s/ Richard D. Terrill
                                                      ------------------------
                                                   Name:  Richard D. Terrill
                                                   Title:    General Counsel